UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BOOMERANG SYSTEMS, INC.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

09585M 10 5
(CUSIP Number)

September 11, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09858M 10 5	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Burton Koffman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,399,542* (see Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,399,542* (see Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,399,542* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON* IN

* Based on 50,099,362 shares of Boomerang Systems, Inc. common stock outstanding as of September 11, 2009.

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS HSK Funding, Inc. (“HSK”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,108,333* (see Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,108,333* (see Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,108,333* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON* CO

* Based on 50,099,362 shares of Boomerang Systems, Inc. common stock outstanding as of September 11, 2009.

Item 1(a).	Name of Issuer:

Boomerang Systems, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

355 Madison Avenue, Morristown, NJ 07960

Item 2(a).	Name of Person Filing:

Burton Koffman and HSK Funding, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

300 Plaza Drive, Vestal, NY 13850

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value.

Item 2(e).	CUSIP Number:

09858M 10 5

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940.

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	Parent Holding Company in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this Statement is filed pursuant to Rule 13d-1(c), check this box  [x].

Item 4.	Ownership.

(a)	Amount beneficially owned directly: 466,051

(b)	Percent of Class for directly owned: 0.9%

(c)	Amount beneficially owned by HSK: 3,108,333
Mr. Koffman is the natural person that exercises voting and investment control.

(d)	Percent of Class owned by HSK: 6.2%

(e)	Amount owned indirectly: 825,158
Mr. Koffman is the natural person that exercises voting and investment control.

(f)	Percent of Class indirectly owned: 1.6%

(g)	Listing of Entities that indirectly own:
Public Loan 91,825
K-6 Partnership 83,333
Hardyston Assoc. 50,000
Deerfield Place 200,000
300 Plaza Drive 400,000

(h)	Total Amount owned (directly and indirectly): 4,399,542

(i)	Total Percent of Class (directly and indirectly): 8.8%

(j)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,399,542

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,399,542

(iv)	Shared Power to dispose or to direct the disposition of: 0

Item 5.
Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2009

By:	/s/ Burton Koffman
Name: Burton Koffman

On Behalf of HSK Funding, Inc.
By:	/s/ Burton Koffman
Name: Burton Koffman
Title: Owner